NEWS RELEASE	RUBICON MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR06-02 February 6, 2006

Rubicon and Agnico-Eagle to Commence DMC Drilling at Red Lake, Ontario
-Up to 3000-metre drill program is part of Agnico-Eagle’s first year $500,000 work commitment-

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX, RBY.AMEX) is pleased to announce that an up to 3000-metre drill program has commenced at its Dorion-McCuaig (DMC) property, located in the heart of the prolific Red Lake gold camp. The property is currently under option to Agnico-Eagle Mines Ltd. who recently executed the formal option/joint-venture agreement with Rubicon.

The drill program is part of the $500,000 first year firm commitment by Agnico-Eagle. Under terms of the option agreement it is required to spend $2.25 million and make cash payments of $110,000, over three years, to earn a 51% interest in the property. Thereafter it may elect within 1 year of earning a 51% interest to increase its interest to a maximum of 65% by acquiring one additional percent for each one million dollars spent to a maximum of $14 million. Rubicon Minerals will manage all exploration programs on the initial $2.25 million of expenditures.

The DMC property occurs in the same structural and stratigraphic setting as the Campbell, Red Lake and Cochenour-Willans mines and contains widespread and local high-grade gold mineralization as documented by Rubicon in these settings. The property encompasses the northwest extension of the 20+ million ounce Red Lake Mine Trend and the Post Narrows Trend, and has more than five kilometres of ultramafic rocks underpinned by a regional scale structure, two of the main components of the major Red Lake mines. The 2006 winter drill program will focus on the intersection of these two structural corridors in the core of the DMC property and will target new extensions to known gold occurrences.

Work is supervised by Terry Bursey, P.Geol., the project Qualified Person under the definition of NI 43-101. An overview of the DMC property can be viewed under Updated Corporate Presentations posted on the Company Website at www.rubiconminerals.com .

RUBICON MINERALS CORPORATION

David W. Adamson
_________________________________
President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.